UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

Arbor Realty Trust, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

038923108
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ x ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	038923108	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		LEON G. COOPERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ x ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	3,385,028
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	-0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER	3,385,028
PERSON WITH:	8	SHARED DISPOSITIVE POWER	-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,385,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.9%
12	TYPE OF REPORTING PERSON		IN

CUSIP No .	038923108	Page 3 of 5

Item 1(a).	Name of Issuer:

Arbor Realty Trust, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

333 Earle Ovington Boulevard, Suite 900
Uniondale NY 11553

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman"). Mr. Cooperman is, among other activities, an investor engaged in investing for his own account.

Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman has an adult son named Michael S. Cooperman. The Michael S. Cooperman WRA Trust (the “WRA Trust”) is an irrevocable trust for the benefit of Michael S. Cooperman. Mr. Cooperman has investment authority over the Michael S. Cooperman and the WRA Trust accounts.

Mr. Cooperman is one of the Trustees of The Leon and Toby Cooperman Foundation (the “Foundation”), a charitable trust dated December 16, 1981. The other Trustees are family members.

The Cooperman Family Fund for a Jewish Future (“Family Fund”), a Type 1 charitable supporting foundation. Mr. Cooperman is one of the Trustees of the Family Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mr. Cooperman is 11431 W. Palmetto Park Road, Boca Raton FL 33428.

Item 2(c).	Citizenship:

Mr. Cooperman is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock (the "Shares").

Item 2(e).	CUSIP Number:

038923108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c):

This Item 3 is inapplicable.

CUSIP No .	038923108	Page 4 of 5

Item 4.	Ownership.

	(a) (b)	Amount beneficially owned and Percent of Class:

Mr. Cooperman may be deemed the beneficial owner of 3,385,028 Shares, which constitutes approximately 6.9 % of the total number of Shares outstanding. This is based on a total of 49,136,308 Shares outstanding as of November 8, 2103 as reported on the Company's Form 10-Q filed with the SEC for the quarterly period ended September 30, 2013.

This consists of 1,000,000 Shares owned by Mr. Cooperman; 520,000 Shares owned by Toby Cooperman; 250,000 Shares owned by Michael S. Cooperman; 100,000 Shares owned by the WRA Trust; 1,500,000 Shares owned by the Foundation; and 15,028 Shares owned by the Family Fund.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

3,385,028

		(ii)	Shared power to vote or to direct the vote

-0-

		(iii)	Sole power to dispose or to direct the disposition of

3,385,028

		(iv)	Shared power to dispose or to direct the disposition of

-0-

CUSIP No .	038923108	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 3, 2014 as of December 31, 2013

LEON G. COOPERMAN

By: /s/ ALAN M. STARK

Alan M. Stark

Attorney-in-Fact

Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013.